UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________
Form 11-K
_____________________________________________________________
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from             to
Commission File Number 1-32729
_____________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Potlatch Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Potlatch Corporation
601 West First Avenue, Suite 1600
Spokane, Washington 99201

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Schedule for

Potlatch Salaried 401(k) Plan

December 31, 2015 and 2014

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11
SIGNATURE	12
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Potlatch Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Potlatch Salaried 401(k) Plan (Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(continued)

The supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Spokane, Washington
June 28, 2016

Potlatch Salaried 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2015	2014
Participant directed investments at fair value
Registered investment company funds:
Vanguard Institutional Index Fund	$9,674,282	$11,726,712
Vanguard Total Bond Market Index Fund	7,989,640	8,255,709
Vanguard Total International Stock Index Fund Institutional Class	6,065,228	7,457,290
Vanguard Extended Market Index Fund Institutional Shares	3,909,945	4,399,194
Mainstay Large Cap Growth Fund	3,454,007	3,067,996
Dodge & Cox Stock Fund	3,081,075	3,594,470
Loomis Sayles Core Plus Bond Fund	2,666,289	—
Artisan Mid-Cap Value Fund	1,128,061	1,517,331
Artisan Mid-Cap Fund Institutional	1,121,319	1,732,556
Artisan International Fund Institutional	1,092,426	1,172,035
Timesquare Mid-Cap Growth Fund	1,041,999	1,202,990
Dodge & Cox International Fund	804,107	1,120,521
Conestoga Small Cap Fund	723,460	610,431
T. Rowe Price Emerging Market Stock Fund	499,147	455,421
Neuberger and Berman High Income Bond Fund	170,342	360,141
Principal Diversified Real Asset Fund	11,651	—
PIMCO Total Return Fund	—	3,095,304
PIMCO All Asset Fund Institutional	—	6,029
T. Rowe Price Retirement Balance Fund	136,294	144,410
T. Rowe Price Target Date Retirement Funds (2010 - 2055)	6,977,730	6,070,388
Total registered investment company funds:	50,547,002	55,988,928

Collective investment funds:
Wells Fargo Stable Return Fund	11,265,878	71,109
Putnam Stable Value Fund	—	11,391,853
Total collective investment funds:	11,265,878	11,462,962

Common stock: Potlatch Stock Fund	6,102,033	7,501,951
Total participant directed investments at fair value	67,914,913	74,953,841

Notes receivable from participants	526,614	405,296
Participant contribution receivable	59,874	—
Employer contribution receivable	76,958	20,922
Net assets available for benefit, at fair value	$68,578,359	$75,380,059

The accompanying notes are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Investment income (loss):
Interest income	$153,007	$224,742
Dividend income	2,494,405	2,216,148
Net appreciation (depreciation) of fair value of investments	(4,663,359)	1,210,991
Investment income (loss)	(2,015,947)	3,651,881
Interest income on notes receivable from participants	17,614	15,858
Contributions:
Participant	2,374,501	2,185,149
Employer	1,260,537	1,117,206
Total additions	3,635,038	3,302,355
Less distributions and fees:
Distributions to participating employees	(8,354,110)	(10,817,148)
Loan and administrative fees	(84,295)	(79,209)
Total distributions and fees	(8,438,405)	(10,896,357)
Net decrease	(6,801,700)	(3,926,263)
Net assets available for benefits:
Beginning of year	75,380,059	79,306,322
End of year	$68,578,359	$75,380,059

The accompanying notes are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan
Notes to Financial Statements

Note 1: Description of Plan

The following description of the Potlatch (Company) Salaried 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions - Regular Employees become Eligible Participants when they first perform duties for which they are paid or entitled to earnings. Non Regular Employees, employees hired for part-time work, become Eligible Participants after completing 1,000 hours of service in any period of twelve (12) consecutive months or the date the Non Regular Employee becomes a Regular Employee.

The Plan provides that each eligible salaried participant may elect a deferred contribution up to 80% of his or her monthly earnings on a pre-tax or after-tax basis. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Regular Employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise. Non Regular Employees are automatically enrolled in the Plan at a 3% deferral rate 30 days after becoming an Eligible Participant.

The Company makes matching contributions to the Plan equal to 70% of participating contributions, not in excess of 6%, although the Company may approve a higher or lower rate.

For employees hired between January 1, 2011 and June 1, 2015, the Company makes a nonelective base contribution of 3% of their eligible compensation to their respective 401(k) plans, in addition to the matching contribution. The benefit vests on the same schedule as his or her employer matching account as described below. The Plan was amended to remove this non-elective contribution effective June 1, 2015 for newly hired employees.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. Quarterly, participant accounts are charged a fixed fee for administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in whole percentage increments into the investment options offered under the Plan. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to, but not exceeding, the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participant's direction.

Vesting - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account and nonelective base contribution account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 2	0%
2 or more	100%

A participant's interest in his or her matching account and nonelective base contribution account becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account and nonelective base contribution account not vested will be forfeited when the participant's employment terminates.

Forfeitures - As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants re-hired during the year may be credited against matching contributions for the following year or used to pay Plan expenses. Participant forfeitures for the years ended December 31, 2015 and 2014 totaled $34,689 and $19,362, respectively. Forfeitures credited against matching contributions or used to pay Plan expenses for the years ended December 31, 2015 and 2014 totaled $0 and $29,936, respectively. Participant forfeitures outstanding for the years ended December 31, 2015 and 2014 totaled $34,978 and $20,328, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The repayment period may be no more than five years unless the loan is for a primary residence, in which case it may be no more than 15 years. The loans are secured by the balance in the participant's account and bear a fixed rate of interest, which is determined by the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2015 bear an interest rate of 3.25% and mature at various times through December 2020.

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•
If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants in the Salaried 401(k) Plan and subsequently become participants in the Hourly 401(k) Plan, or vice versa, are not required to roll their account balances into the applicable Plan. Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions - Certain Plan investments are managed by Mercer. These transactions and transactions within the Common Stock Fund are considered party in interest transactions.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes herin. Actual results could differ from those estimates and assumptions.

Investment valuation - Investments in shares of the stock funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the collective investment fund are stated at net asset value (practical expedient).

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Change in Accounting Principle - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient (NAV practical expedient). ASU 2015-07 has been adopted for the December 31, 2015 plan year end on a retrospective basis. To conform to this new presentation, investments for which the fair value was measured using a NAV practical expedient have been removed from the fair value hierarchy in Note 3 as of December 31, 2014.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) II. Plan Investment Disclosures. The amendment eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. The amendment also no longer requires investments to be disaggregated by nature, characteristics and risk. ASU 2015-12 has been adopted for the December 31, 2015 plan year end on a retrospective basis. To conform to this new presentation, investments in Note 3 at December 31, 2014 have been aggregated to conform to the new presentation.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement.

Subsequent events - The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

The Plan has evaluated subsequent events through June 28, 2016, which is the date the financial statements were issued.

Note 3: Investments

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Following is a description of the valuation methodologies used for assets measured at fair value:

•
Registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

•
The collective investment funds, which are stable return funds, are composed primarily of fully benefit-responsive investment contracts that are revalued using the net asset value practical expedient (NAV practical expedient), an estimate of fair value. This NAV practical expedient would not be used if it was determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

•	Common stock is valued at the closing price reported on the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides additional information for investment in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	Fair Value		Redemption Frequency	Redemption Notice	Redemption Restriction
	2015	2014
Wells Fargo Stable Return Fund	$11,265,878	$71,109	Daily	N/A	N/A
Putnam Stable Value Fund	$—	$11,391,853	Daily	N/A	N/A

The following table sets forth the Plan's assets at fair value, by level, within the fair value hierarchy:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$50,547,002	$—	$—	$50,547,002
Common stock	6,102,033	—	—	6,102,033
Investments in the fair value hierarchy	$56,649,035	$—	$—	56,649,035
Investments measured at NAV (practical expedient)				11,265,878
Investments at fair value				$67,914,913

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$55,988,928	$—	$—	$55,988,928
Common stock	7,501,951	—	—	7,501,951
Investments in the fair value hierarchy	$63,490,879	$—	$—	63,490,879
Investments measured at NAV (practical expedient)				11,462,962
Investments at fair value				$74,953,841

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2015 and 2014, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4: Investment Risk

The Plan invests in various investment securities. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 5: Plan Termination

Although the Company expects to continue the Plan indefinitely, in as much as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6: Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 5, 2012, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting guidance requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Note 7: Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2015	2014
Net assets available for benefits per the financial statements	$68,578,359	$75,380,059
Reporting difference between financial statements and Form 5500 relate to valuation of collective investment funds	—	215,471
Net assets available for benefits per Form 5500	$68,578,359	$75,595,530

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2015	2014
Net decrease in net assets available for benefits per the financial statements	$(6,801,700)	$(3,926,263)
Change in deemed distributed loans	—	124,762
Reporting difference between financial statements and Form 5500 relate to valuation of collective investment funds	(215,471)	23,161
Total net loss per Form 5500	$(7,017,171)	$(3,778,340)

Potlatch Salaried 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045
Plan Number:         105

	(b)	(c)	December 31, 2015
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment company funds:
	Vanguard Funds	Vanguard Institutional Index Fund	**	$9,674,282
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	7,989,640
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	6,065,228
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	3,909,945
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	3,454,007
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	3,081,075
	Loomis Sayles Funds	Loomis Sayles Core Plus Bond Fund	**	2,666,289
	Artisan Funds	Artisan Mid-Cap Value Fund	**	1,128,061
	Artisan Funds	Artisan Mid Cap Fund Institutional	**	1,121,319
	Artisan Funds	Artisan International Fund Institutional	**	1,092,426
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	**	1,041,999
	Dodge & Cox Funds	Dodge & Cox International Fund	**	804,107
	Conestoga Funds	Conestoga Small Cap Fund	**	723,460
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	499,147
	Neuberger & Berman Funds	Neuberger and Berman High Income Bond Fund	**	170,342
	Principal Funds	Principal Diversified Real Asset Fund	**	11,651
	T. Rowe Price Funds	T. Rowe Price Retirement Balanced Fund	**	136,294
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	32,889
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	255,934
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	1,656,575
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	1,338,008
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	1,202,017
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	681,383
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	685,553
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	394,827
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	437,148
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	293,396
	Collective investment fund:
	Wells Fargo Funds	Wells Fargo Stable Return Fund	**	11,265,878
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	6,102,033
*	Plan participant loans	Participant loans with interest rate of 3.25% that mature through December 2020.		526,614
				$68,441,527
*Represents a party in interest at December 31, 2015.
**The cost of participant-directed investments is not required to be disclosed.

Potlatch Salaried 401(k) Plan
Signatures

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Salaried 401(k) Plan

By /s/ Stephanie A. Brady
Stephanie A. Brady,
Principal Accounting Officer
On behalf of the administrator
Date: June 28, 2016